

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2012

<u>Via E-mail</u>
Mr. Edward C. DeFeudis
President and Chief Financial Officer
The Wiki Group, Inc.
1093 Broxton Avenue, Suite 210
Los Angeles, CA 90024

> **Re:    The Wiki Group, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed May 3, 2012**
> **File No. 033-26828**

Dear Mr. DeFeudis:

We have reviewed your filing and related response letter and have the following additional comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.    We note your response to prior comment 1 in our letter dated March 20, 2012.  Please explain to us, in greater detail, the bases for your revenue projections and quantify the various components of such projections, as appropriate.

2.    We note your response to prior comment 11 in our letter dated March 20, 2012.  With your next response letter, please file on EDGAR the list of issuances to the consultants and/or advisors in the last three years that you have provided to us in hard copy in response to this prior comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel